

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2024

Todd Gibson
Chief Executive Officer
YERBAE BRANDS CORP.
18801 N Thompson Peak Pkwy
Suite 380 Scottsdale AZ, 85255

> **Re: YERBAE BRANDS CORP.**
> **Registration Statement on Form 10-12G**
> **Filed July 2, 2024**
> **File No. 000-56654**

Dear Todd Gibson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing